

CANADIAN ZINC CORPORATION

December 23, 2008

By Fax: (202) 772-9368

Ms. Jill Davis
Branch Chief, Division of Corporation Finance
United States Securities
and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re: Canadian Zinc Corporation
Form 20-F for Fiscal Year Ended December 31, 2007
Filed April 11, 2008
File No. 000-22216

Dear Ms. Davis:

We acknowledge receipt of your letter dated December 11, 2008, containing comments on our Form 20-F for the Fiscal Year Ended December 31, 2007.

Due to the current holiday season, we have not been able to obtain input from all appropriate parties (including our auditors) and will require some additional time to complete our response. We anticipate being in a position to respond on or about January 16, 2009.

We trust this is satisfactory.

Yours sincerely,
CANADIAN ZINC CORPORATION

Martin Rip

Martin Rip
CFO and Vice President, Finance

Suite 1710, 650 West Georgia Street, PO Box 11644
Vancouver, BC V6B 4N9
Tollfree: 1-866-688-2001
Tel: (604) 688-2001 Fax: (604) 688-2043
E-mail: martin@canadianzinc.com Website: www.canadianzinc.com